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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

In the Matter of:

                          CERTIFICATE OF NOTIFICATION

CENTERPOINT ENERGY, INC.
1111 Louisiana
Houston, Texas 77002

(70-10299)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ----------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27989 (June 29, 2005)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended September 30, 2005. Unless defined herein, capitalized terms have the meaning given them in the Application.

     1. The sales of any common stock or preferred stock, preferred securities or equity-linked securities by the Company or a Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities.

          None.


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     2.   The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under incentive compensation plans and other equity compensation and employee benefit plans, dividend, reinvestment plans, and for the CenterPoint Investor's Choice Plan, including any plans hereafter adopted, together with the number of shares issued or issuable during the Authorization Period.

          111,104 shares were issued under the Investor's Choice Plan.

          540,511 stock options that had been granted previously under the Company's Long Term Incentive Plan were exercised.

          1,290 shares of time based restricted stock that had been granted previously under the Company's Long Term Incentive Plan were issued on the expiration of the restrictions applicable under that plan.

          7,000 shares of time-based restricted stock that had been granted previously under the Company's Outside Directors Plan were issued on the expiration of the restrictions applicable under that plan.

          A total of 30,000 shares of time based restricted stock were granted under the Company's Outside Directors Plan (3,000 shares to each of the Company's 10 outside directors). Shares awarded will vest in 1/3 increments on each July 1 in 2006, 2007 and 2008, based on the director's continued service in accordance with the terms of the plan.

          13,642 shares were issued in conversion of NorAm 6-1/4% Junior Preferred Securities.

     3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

          None.

     4.   The market-to-book ratio of the Company's common stock is 3.93.

     5. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.


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          See Exhibit A.

     6. With regard to short-term, long-term, intrasystem, and external debt: the amount and terms of any debt issued by the Company during the quarter; and a chart showing: the aggregate amount of debt issued by the Company during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for the Company during the Authorization Period.

          In August 2005, the Company accepted for exchange approximately $572 million aggregate principal amount of its 3.75% convertible senior notes due 2023 (Old Notes) for an equal amount of its new 3.75% convertible senior notes due 2023. Old Notes of approximately $3 million remain outstanding.

          The $1 billion CenterPoint credit facility backstops a $1 billion commercial paper program under which the Company began issuing commercial paper in June 2005. As of September 30, 2005, $187 million of commercial paper was outstanding. The commercial paper is rated "Not Prime" by Moody's, "A-3" by S&P and "F3" by Fitch, Inc. (Fitch).

          See Exhibit B.

     7. With regard to short-term and long-term intrasystem debt (Utility Holding is not authorized to issue external debt): the amount and terms of any debt issued by Utility Holding during the quarter; and a chart showing: the aggregate amount of debt issued by Utility Holding during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) during the Authorization Period; and the total amount of debt authorized for Utility Holding during the Authorization Period.

          None.

          See Exhibit C.

     8. With regard to short-term, long-term, intrasystem and external debt: the amount and terms of any debt issued by any Utility Subsidiary during the quarter; and a chart showing: the aggregate amount of debt issued by each Utility Subsidiary during the Authorization Period; the aggregate amount of debt outstanding (as it may change from time to time) for each Utility


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          Subsidiary during the Authorization Period; and the total amount of debt authorized for each Utility Subsidiary during the Authorization Period.

          See Exhibit B.

          On September 30, 2005, the Commission authorized CenterPoint Energy Transition Bond Company II, LLC, a special purpose subsidiary of CenterPoint Energy Houston Electric, LLC, to issue up to $2 billion in transition bonds pursuant to the terms of an order of the Public Utility Commission of Texas.

     9. A separate statement of the amount and terms of each intrasystem financing consummated by any Utility or Non-Utility Subsidiary.

          See Exhibit D.

     10. The notional amount and principal terms of any Hedging Instruments or Anticipatory Hedges entered into during the quarter and the identity of the parties thereto, as well as the aggregate notional amount of Hedging Instruments and Anticipatory Hedges entered into during the Authorization Period.

          None.

     11. The notional amount and principal terms of any derivative instruments issued, bought or sold during the quarter and the identity of the parties thereto, as well as the aggregate notational amount of derivative instruments entered into during the Authorization Period.

          None.

     12. The name, parent company and amount of equity in any intermediate subsidiary (including any financing conduit) during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter, which shall also show the amount of all securities issued by such subsidiaries during the Authorization Period.

          The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed.


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     13.  A summary of the previously filed information required by a
          Certificate of Notification on Form U-6B-2.

          Not applicable.

     14. The amount and terms of any other securities issued during the quarter under the authority granted by an order in this file, with a chart showing the aggregate issued during the Authorization Period.

          None.

     15. A description of any financing transactions conducted during the quarter, the proceeds of which were used to fund a subsidiary that is a Variable Interest Entity ("VIE") as that term is defined under FASB Interpretation 46R, Consolidation of Variable Interest Entities; and a description of the accounting for each such transaction

          None.

     16. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

          See Exhibit E hereto. See also the Quarterly Report on Form 10-Q filed by the Company on November 3, 2005 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on November 9, 2005 (File No. 1-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on November 9, 2005 (File No. 1-3187), all of which are incorporated herein by reference.

     17. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure on a consolidated basis of the Company and of each Utility Subsidiary.

          See Exhibit F hereto.


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     18.  A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

          See Exhibit G hereto.

     19. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

          See Exhibit H hereto.

     20. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

          See Exhibit I hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

     21. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2008.

          See Exhibit J to the Rule 24 Certificate filed for the second quarter of 2005. Projections and assumptions are unchanged from those filed in that exhibit.


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     22.  Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant Application-Declaration will be filed or incorporated by reference into the next Rule 24 certificate in this file.

          On September 14, 2005, the Commission declared effective the Registration Statement filed by CenterPoint Energy Transition Bond Company II, LLC with respect to the issuance of approximately $1.857 billion of transition bonds to be issued pursuant to a Financing Order issued by the Public Utility Commission of Texas, Registration No. 333-121505.

          At September 30, 2005, the Company had a shelf registration statement covering senior debt securities, preferred stock and common stock aggregating $1 billion, Registration No. 333-116246, and CenterPoint Energy Resources Corp. had a shelf registration statement covering $500 million principal amount of debt securities, Registration No. 333-128187.

     23. A computation in accordance with Rule 58(a) showing the Company's "aggregate investment" in all energy- or gas-related companies, its "consolidated capitalization," a calculation of the amount remaining under its Rule 58 authority, a breakdown showing the Company's aggregate investment in each energy- or gas-related company counting against the Rule 58 authority, and identification of any new energy- or gas-related company in which the Company has invested or committed to, invest during the preceding quarter.

          See Item 4 of the Quarterly Report on Form U-9C-3 filed by the Company on November 23, 2005 (File No. 74-00068).

     24. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization

          None.


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     All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                                        CENTERPOINT ENERGY, INC.


                                        By: /s/ Rufus S. Scott
                                            ------------------------------------
                                            Rufus S. Scott
                                            Vice President, Deputy General
                                            Counsel and Assistant Corporate
                                            Secretary

Dated: November 29, 2005


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Exhibits

 Exhibit    Description
---------   -----------
Exhibit A   CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp.
            Guaranties Issued or Amended During Third Quarter 2005 (filed in connection herewith with a request for confidential treatment)

Exhibit B   CenterPoint Energy, Inc. and Utility Subsidiary Debt Issued,
            Outstanding and Authorized during the Authorization Period.

Exhibit C   Utility Holding Debt Issued, Outstanding and Authorized during the
            Authorization Period.

Exhibit D   Utility and Non-Utility Subsidiary Intrasystem Financing as of
            September 30, 2005.

Exhibit E   Consolidated Balance Sheets for CenterPoint Energy, Inc. and
            Subsidiaries, CenterPoint Energy Houston Electric, LLC and
            Subsidiaries, and CenterPoint Energy Resources Corp. and
            Subsidiaries (as of September 30, 2005)

Exhibit F   Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint
            Energy Houston Electric, LLC, and CenterPoint Energy Resources Corp.
            as of September 30, 2005

Exhibit G   Retained Earnings Analysis of CenterPoint Energy, Inc., CenterPoint
            Energy Houston Electric, LLC, and CenterPoint Energy Resources Corp.

Exhibit H   Money Pool Participants and Outstanding Borrowings as of September
            30, 2005

Exhibit I   CenterPoint Energy, Inc. Investments in Financing Subsidiaries as of
            September 30, 2005


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